UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File Number: 333-111214

DELL FINANCIAL SERVICES L.P. 401(k) PLAN
(Full title of the Plan)

12234B N. I-35
Austin, TX 78753
(Address of the Plan)

DELL INC.

(Name of issuer of the securities held pursuant to the Plan)

ONE DELL WAY
ROUND ROCK, TEXAS 78682
(Address of issuer’s principal executive offices)

Dell Financial Services L.P. 401(k) Plan
Index
December 31, 2004 and 2003

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Dell Financial Services L.P. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
June 3, 2005

Dell Financial Services L.P. 401(k) Plan

Statement of Net Assets Available For Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Common stock	$6,413,502	$5,523,656
Shares of registered investment company funds	13,593,139	10,167,965
Value of interest in common/collective trust	1,722,990	1,586,319
Participant Loans	463,772	449,131

Total Investments	22,193,403	17,727,071
Receivables
Employee contributions receivable	68,522	—
Employer contributions receivable	21,702	80,249

Total Receivables	90,224	80,249
Cash and cash equivalents	9,497	35,811

Total Assets	22,293,124	17,843,131

Liabilities
Unsettled investment transaction payable	—	31,614

Total Liabilities	—	31,614

Net Assets Available for Benefits	$22,293,124	$17,811,517

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan

Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2004

Contributions
Participant contributions	$2,280,098
Rollovers	212,475
Employer contributions	729,029

Investment income
Dividends	238,378
Interest	87,567

Net appreciation in fair value of investments	2,904,099

Total additions	6,451,646

Deductions
Benefits paid to participants	1,964,278
Administrative expenses	5,761

Total deductions	1,970,039

Net increase	4,481,607
Net Assets Available for Benefits
Beginning of year	17,811,517

End of year	$22,293,124

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

Dell Financial Services, L.P. (the “Partnership” or “Employer”) is a joint venture of Dell Inc. (“Dell”) and The CIT Group Inc. (“CIT”). Previously, CIT was a wholly owned subsidiary of Tyco International LTD (“Tyco”). The Plan had previously made available to participants as investment options the common stock of Dell and Tyco. As CIT is no longer a wholly owned subsidiary of Tyco, Tyco common stock is no longer an investment option for participants’ new contributions.

The following description of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the summary plan description or the Plan document maintained at the corporate offices of the Partnership for further descriptions of the Plan’s provisions.

General
The Plan, which was implemented effective August 1, 1997, is a defined contribution plan covering all employees of the Partnership who are eighteen years of age or older (“Participants”). Plan assets are managed by the 401(k) Company (the “Administrator”) and held in trust by the Nationwide Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant contributions
Participants self-direct their contributions and account balances among the mutual fund and common stock (Dell Inc.) investment options offered by the Plan. A participant may contribute up to 25% of annual wages, not to exceed the statutory limit of $13,000 and $12,000 for 2004 and 2003, respectively, as permitted by the Internal Revenue Code of 1986, as amended. Highly compensated participants, as defined by the Internal Revenue Code (“IRC”), may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. Participants immediately vest in their contributions and the associated investment results. For the 2004 and 2003 plan years, participants age 50 or over may contribute an additional $3,000 and $2,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Partnership contributions
The Partnership has elected to match 50% of each dollar contributed by Participants up to 6% of the Participant’s eligible compensation. Partnership contributions are invested in the individual funds according to the current investment allocations of the Participant. Partnership contributions are vested 20% for each year of service and are fully vested after five years of service. Participants earn a year of service if the Participant is credited with at least 1,000 hours of service during the Plan year. The Partnership may also elect to make discretionary contributions. Discretionary contributions are allocated to eligible Participants who were credited with at least 1,000 hours of service during the Plan year, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the year ended December 31, 2004.

Benefit payments
Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A Participant may defer benefit payments until reaching the age of 70 1/2, provided his

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

or her account balance is greater than $5,000; otherwise, the Participant shall receive a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Forfeitures
Forfeitures by participants of unvested Partnership contributions are first used to restore amounts previously forfeited by Participants qualified for such restoration upon reemployment, then used to satisfy Plan administrative expenses and lastly, used to reduce future employer contributions. Unallocated forfeited nonvested accounts were $266,624 and $240,218 at December 31, 2004 and 2003, respectively.

Participant loans
Under the Plan, Participants may obtain loans in amounts of up to 50% of their vested account balance up to a maximum of $50,000. The loans are collateralized by the balance in the Participant’s account and bear interest at rates based on financial institution lending rates for loans of a similar nature at the time the loan is made, which ranged from 5.27% to 7.97% during 2004. The minimum loan available is $1,000. The maximum repayment period is five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the Participant. If the Participant is terminated or if the Plan terminates, the loan must be repaid, or the outstanding balance will be considered in default and reported as a distribution.

Plan termination
Although it has not expressed any intent to do so, the Partnership has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants become fully vested in Partnership contributions and the associated investment results and all benefits shall be distributed to the Participants or their beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of presentation
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on the accrual basis of accounting.

Use of estimates
The preparation of the Plan’s financial statements in conformity with GAAP requires management to make significant estimates and assumptions that may affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments
The Plan’s investments are designed to offer the Participants a wide range of investment risks and opportunities. The Plan’s investments are stated at fair value. Shares of registered investment company funds and common stocks are stated at fair value based on published market prices.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

The Plan’s interest in the common/collective trust is determined periodically by the trustee, based on the current market values of the underlying assets of the fund. The Plan presents the net change in fair value of registered investment company funds and common stocks, which consists of realized gains (losses), unrealized appreciation (depreciation) and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. Interest on participant loans is recorded when earned.

Administrative expenses
Substantially all administrative expenses of the Plan, which approximated $70,000 for the year ended December 31, 2004, are paid by the Partnership. Loan origination fees, loan maintenance fees and distribution fees are paid by Participants through deductions from the Participant’s account balance.

Contributions
Participant contributions are made by payroll deductions and are recorded in the period in which the deductions are made. Matching Partnership contributions are recorded in the same period.

Benefits Benefits are recorded when paid to Participants.

Risks and uncertainties
The Plan provides for various investment options in common stock and shares of registered investment company funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Reclassifications Certain prior year amounts have been reclassified to conform to the plan year 2004 presentation.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

Investments that individually represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003, are as follows:

	2004	2003
Dell Inc.	$6,369,756	$5,486,238
Davis New York Venture	2,682,591	2,166,324
Growth Fund of America	2,352,157	1,806,747
Franklin Balance Sheet Investment A	1,946,465	1,307,836
INVESCAP Stable Value	1,722,990	1,586,319
Franklin Small Mid-Cap Growth	1,441,271	1,099,655
American Funds EuroPacific Growth	1,400,810	1,037,683
American Funds Bond Fund of America	1,370,742	1,236,972

Due to the Plan’s concentration of investments in the common stock of Dell, the Plan is exposed to risk of loss greater than it would have had through increased diversification. At December 31, 2004 and 2003, the Plan owns approximately 151,000 and 161,000 shares of Dell Inc. common stock, respectively. This represents approximately 29% and 31% of the Plan's investments as of December 31, 2004 and 2003, respectively. The underlying value of net assets invested in Dell Inc. common stock is entirely dependent upon the performance of Dell Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. During 2004 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,904,099, as follows:

Common stock	$1,266,817
Registered investment company funds	1,637,282

$2,904,099

4.	Tax Status
The Plan obtained its latest determination letter on July 31, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Parties
The Plan holds investments in the common stock of Dell, a parent company of the Partnership. All investment transactions in these securities are made at the direction of individual Participants and are completed in the public market. During the year ended December 31, 2004, the Plan purchased and sold approximately 23,900 and 34,270 shares of Dell Inc. securities, respectively.

Dell Financial Services L.P. 401(k) Plan

SUPPLEMENTAL SCHEDULE

Dell Financial Services L.P. 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		Current
Identity of Issue	Description of Investment	Value
Common Stock
*Dell Inc.	151,157 shares Common stock	$6,369,756
Tyco International LTD	1,224 shares Common stock	43,746

Subtotal	Common Stock	6,413,502

Registered Investment Companies
Davis New York Venture Fund	87,409.294 units Equity fund	2,682,591
Growth Fund of America	85,907.840 units Equity fund	2,352,157
Franklin Balance Sheet Investment Class A Fund	33,409.977 units Equity and debt combination fund	1,946,465
American Funds Bond Fund of America	100,420.642 units debt fund	1,370,742
Franklin Small Mid Cap Growth Fund	42,191.769 units Equity fund	1,441,271
American Funds EuroPacific Growth Fund	39,315.456 units Equity fund	1,400,810
Franklin Real Estate Securities Class A Fund	39,825.946 units Equity and debt combination fund	1,049,015
Putnam International Capital Opportunities Fund	32,232.405 units Equity fund	785,826
Templeton Developing Markets fund	30,382.180 units Equity fund	562,678

Subtotal	Registered Investment Companies	13,591,555

Common collective trust
INVESCAP Stable Value Fund	1,722,990.22 units Fixed income fund	1,722,990

Subtotal	Common collective trust	1,722,990

Interest bearing cash accounts
AllianceBernstein Capital Reserve	1,584.33 units Money Market Fund	1,584

Subtotal	Interest bearing cash accounts	1,584

*Participant loans	General purpose loans of various maturities (2005-2009) rates ranging from 5.44% to 10.56%	463,772

		$22,193,403

*Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL FINANCIAL SERVICES L.P. 401(K) PLAN

By:	Benefits Administration Committee of the Dell Financial Services L.P. 401(k) Plan

Date: June 22, 2005	By:	/s/ Jim Humphrey
Jim Humphrey
On Behalf of the Benefits Administration Committee